Points Reports Strong Fourth Quarter and Full Year 2021 Results

- Quarterly Revenue Increased 104% Year-Over-Year to a Record $115.1 Million -

- Quarterly Gross Profit Increased 101% Year-Over-Year, Representing Fifth Sequential Quarter of
Growth and Highest Level of Gross Profit in the Past Eight Quarters -

TORONTO - March 9, 2022 - Points.com Inc. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the fourth quarter and full year ended December 31, 2021.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete 2021 Audited Consolidated Financial Statements and fourth quarter and full year Management's Discussion & Analysis are available at www.sedar.com and www.sec.gov.

"Our strong fourth quarter performance sustained the year-over-year improvements we generated throughout 2021, reflecting the important role loyalty programs continue to play in the recovery of the travel and hospitality industries," said Rob MacLean, CEO of Points. "Despite the onset of the Omicron wave, which came late in the fourth quarter, we drove record quarterly revenue and our fifth sequential quarter of gross profit growth, contributing to continued adjusted EBITDA1  improvements and further underscoring our strengthening business momentum.

"These results demonstrate our commitment to executing on our core growth drivers by establishing new partnerships, expanding existing engagements, and enhancing our marketing and merchandising efforts amid broader recovery tailwinds. During the fourth quarter, we expanded our presence in the Asia-Pacific region with our new EVA Air partnership, deepened several existing partnerships through additional service deployments, and saw the majority of our partnerships rebound strongly over 2020. In addition, we recently renewed two long-term partnerships, extending our relationships with the Marriott Bonvoy program and AirFrance-KLM's Flying Blue program to multi-year extensions, further underscoring our value proposition to the loyalty industry."

MacLean continued: "With this strong fourth quarter, we have finished 2021 with one of our strongest business expansion periods, adding 3 new loyalty program partnerships and launching 32 product and service deployments into the market. These excellent results have both broadened the number of Loyalty Program partners that we have added to our Loyalty Commerce network and deepened our relationships with the world's most successful loyalty programs by adding new products and services to grow our respective businesses. Exiting 2021, we now have a product and services footprint that is 15% larger than when we entered the pandemic, and we are excited about the prospects of leveraging this portfolio to drive even more value to the loyalty industry in 2022 and beyond.

"As we move further into 2022, we are encouraged by a very positive start to the first quarter.  While we continue to operate in a dynamic macro environment, we are excited about the opportunity to further expand our business and believe we will continue to drive meaningful year over year growth in revenue, gross profit and adjusted EBITDA in 2022. As recovery trends progress-and our partners continue to adopt a more aggressive approach to growth initiatives within their loyalty programs- both our strategy and flexible platform capabilities further strengthen our business' long-term trajectory as we emerge from the pandemic. As a result, we believe our historical long term outlook remains achievable over the next 3 years."

____________________________________
1 Adjusted EBITDA (Earnings before income tax, depreciation and amortization, foreign exchange gains or losses, finance costs, share-based compensation expense and impairment charges) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that Adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net income, which we believe to be the most directly comparable IFRS measure. See tables below for the reconciliation of Adjusted EBITDA to Net income (loss).

Fourth Quarter 2021 Financial Highlights

	For the three months ended
(in millions USD)	December 31, 2021	September 30, 2021	December 31, 2020
Total Revenue	$115.1	$86.9	$56.4
Gross Profit	$17.1	$12.4	$8.5
Total Operating Expenses	$15.2	$13.5	$9.9
Net Income/(Loss)	$1.5	$(1.2)	$(0.7)
Adjusted EBITDA[1]	$5.5	$2.0	$0.4

● Total revenue in the fourth quarter of 2021 increased 104% compared to the prior year quarter, reflecting continued performance improvements from our marketing activity and the benefits of industry-wide recovery from the impacts of the COVID-19 pandemic. On a sequential basis, total revenue increased 33% compared to the third quarter of 2021.

● Gross profit in the fourth quarter of 2021 increased 101% compared to the prior year quarter. The year-over-year increase was largely driven by the aforementioned performance improvements, improved contribution from the seasonal Tier Status product, and recovery-related tailwinds. Gross profit increased 38% relative to the third quarter of 2021.

● Operating expenses in the fourth quarter of 2021 increased both sequentially and year-over-year. The increases were a result of the gradual easing of spending restrictions implemented at the onset of the pandemic and the impact of wage subsidies recorded in the prior year period. For the second half of 2021, the Company ceased participation in the Canada Emergency Wage Subsidy (CEWS) program, which had previously helped offset operating expenses in the prior year quarter. During the fourth quarter of 2020, Points recorded $1.2 million in subsidies from the CEWS program.

● Total funds available2 , which is defined as the sum of cash and cash equivalents, cash held in trust and funds receivable from payment processors, at the end of the fourth quarter increased to $108.8 million compared to $79.1 million at the end of 2020. The increase reflects the aforementioned strong sales activity, as well as the proceeds from the bought deal financing the Company completed in the first quarter of 2021. This was partially offset by the repayment of $15.0 million on the Company's senior secured credit facility in the first quarter of 2021.

____________________________________
2 Total funds available is a non-GAAP financial measure that  is used by management as a key internal measure of assessing liquidity. However, Total funds available is not a measure under IFRS and other issuers may use different measures to assess liquidity. See tables below for the calculation of Total funds available.

Full Year 2021 Financial Highlights

	For the year ended
(in millions USD)	December 31, 2021	December 31, 2020
Total Revenue	$370.0	$217.4
Gross Profit	$50.8	$35.0
Total Operating Expenses	$50.5	$42.0
Net Loss	$(0.3)	$(5.4)
Adjusted EBITDA[1]	$12.1	$3.1

● Total revenue in 2021 increased 70% compared to the prior year, reflecting continuous performance improvements across the majority of our partners, as well as the growing benefits of the travel industries' recovery throughout the year.

● Gross profit in 2021 increased 45% compared to the prior year. The increase was largely attributable to the aforementioned performance improvements, recovery-related tailwinds, and the impact of new partners and services launched during the year.

● Operating expenses in 2021 increased 20% compared to the prior year, primarily due to lower wage subsidies relative to the prior year and the gradual easing of spending restrictions implemented at the onset of the pandemic, which included additional resources added during the year and increased share based compensation. The Company's participation in the CEWS program from the second quarter of 2020 through the second quarter of 2021 helped offset operating expenses during these periods. The Company recorded a total of $1.6 million in subsidies from the CEWS program during 2021, compared to $5.3 million in subsidies from the CEWS program during 2020.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its fourth quarter and full year 2021 results, followed by a question-and-answer session.

Date: Wednesday, March 9, 2022

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-877-407-0784

International dial-in number: 1-201-689-8560

Conference ID: 13727197

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Group at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the Events section of Points' IR site here.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through March 23, 2022.

Toll-free dial-in number: 1-844-512-2921

International dial-in number: 1-412-317-6671
Conference ID: 13727197

About Points

Points (TSX: PTS) (Nasdaq: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things, our performance in the first quarter of 2022, our expected performance for the full year 2022, our ability to achieve on our long-term outlook, our business pipeline and ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partners, our growth strategies, our beliefs on the long-term sustainability of the loyalty industry, the role of the loyalty industry in the recovery of the travel industry, and the recovery of the broader travel and hospitality industries, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business.  In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: (i) airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; (ii) our dependence on a limited number of large clients for a significant portion of our total revenue; (iii) our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; (iv) our exposure to significant liquidity risk if we fail to meet contractual performance commitments; (v) potential changes in a country's or region's political climate, including the current hostilities in Eastern Europe; (vi) our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; (vii) our ability to hire and retain key technical and management personnel; (viii) our dependence on various third-parties that provide certain solutions on our platform that we market to loyalty program partners; and (ix) the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company's underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company's performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company's operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Refer to "Non-GAAP Financial Measures" section of the Company's Q4 and Full Year 2021 MD&A for reconciliation to, and description of the Company's non-GAAP financial measures.

Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Group, Inc.

1-949-574-3860

IR@points.com

Points.com Inc.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income (Loss) to Adjusted EBITDA [1]

Expressed in thousands of United States dollars

	For the three months ended		For the year ended

	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020

Net income (loss)	$1,532	$(683)	$(344)	$(5,357)
Income tax expense (recovery)	349	(486)	(16)	(1,460)
Finance costs	69	252	353	843
Depreciation and amortization	1,038	1,178	4,545	4,859
Foreign exchange (gain) loss	(7)	(375)	478	(671)
Share-based compensation expense	2,494	476	6,653	3,129
Impairment charges	-	-	428	1,798
Adjusted EBITDA	$5,475	$362	$12,097	$3,141

[1] Adjusted EBITDA (Earnings before income tax, depreciation and amortization, foreign exchange gains or losses, finance costs, share-based compensation expense and impairment charges) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that Adjusted EBITDA is an important indicator of the Company's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net income, which we believe to be the most directly comparable IFRS measure.

Total funds available [2]

Expressed in thousands of United States dollars

As at December 31	2021	2020
Cash and cash equivalents	$99,648	$73,070
Cash held in trust	1,427	280
Funds receivable from payment processors	7,741	5,795
Total funds available	$108,816	$79,145

[2] Total funds available is a non-GAAP financial measure that is used by management as a key internal measure of assessing liquidity. However, Total funds available is not a measure under IFRS and other issuers may use different measures to assess liquidity.

Points.com Inc.
Consolidated Statements of Financial Position

Expressed in thousands of United States dollars
As at December 31

	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$99,648	$73,070
Cash held in trust	1,427	280
Funds receivable from payment processors	7,741	5,795
Accounts receivable	13,099	3,559
Prepaid taxes	205	1,760
Prepaid expenses, deposits and other assets	4,366	3,075
Total current assets	$126,486	$87,539

Non-current assets
Property and equipment	1,076	1,529
Right-of-use assets	980	1,862
Intangible assets	10,355	12,130
Goodwill	5,681	5,681
Deferred tax assets	4,164	3,087
Other assets	-	202
Total non-current assets	$22,256	$24,491
Total assets	$148,742	$112,030

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$9,307	$5,766
Income taxes payable	1,560	489
Payable to loyalty program partners	75,275	50,629
Current portion of lease liabilities	1,136	1,156
Current portion of other liabilities	1,466	847
Current portion of long term debt	-	3,500
Total current liabilities	$88,744	$62,387

Non-current liabilities
Long term debt	-	11,500
Lease liabilities	27	1,136
Other liabilities	34	57
Deferred tax liabilities	985	1,731
Total non-current liabilities	$1,046	$14,424
Total liabilities	$89,790	$76,811

SHAREHOLDERS' EQUITY
Share capital	70,991	49,251
Contributed surplus	4,878	1,795
Accumulated other comprehensive (loss) income	(123)	623
Accumulated deficit	(16,794)	(16,450)
Total shareholders' equity	$58,952	$35,219
Total liabilities and shareholders' equity	$148,742	$112,030

Points.com Inc.
Consolidated Statements of Comprehensive Loss

Expressed in thousands of United States dollars, except per share amounts
For the year ended December 31

	2021	2020[3]

REVENUE
Principal revenue	$344,955	$196,905
Other partner revenue	25,053	20,482
Total Revenue	$370,008	$217,387
Direct cost of revenue	319,217	182,384
Gross Profit	$50,791	$35,003

OPERATING EXPENSES
Sales and marketing	17,880	14,242
Research and development	13,301	10,725
General and administrative	14,392	10,403
Depreciation and amortization	4,545	4,859
Impairment charges	428	1,798
Total Operating Expenses	$50,546	$42,027

Foreign exchange loss (gain)	478	(671)
Finance and other income	(226)	(379)
Finance costs	353	843

LOSS BEFORE INCOME TAXES	$(360)	$(6,817)

Income tax recovery	(16)	(1,460)
NET LOSS	$(344)	$(5,357)

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivatives designated as cash flow hedges	143	215
Income tax effect	(38)	(57)
Reclassification to net loss of (gain) loss on foreign exchange derivatives designated as cash flow hedges	(1,134)	384
Income tax effect	301	(102)
Foreign currency translation adjustment	(18)	(1)
Other comprehensive (loss) income for the period, net of income tax	$(746)	$439

TOTAL COMPREHENSIVE LOSS	$(1,090)	$(4,918)

LOSS PER SHARE
Basic loss per share	$(0.02)	$(0.41)
Diluted loss per share	$(0.02)	$(0.41)

[3] Prior period comparatives had been reclassified to conform with current year presentation.

Points.com Inc.
Consolidated Statements of Changes in Shareholders' Equity

Expressed in thousands of United States dollars
except number of shares

			Attributable to equity holders of the Company
				Accumulated
				other		Total
			Contributed	comprehensive	Accumulated	shareholders'
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2020	13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219
Net loss	-	-	-	-	(344)	(344)
Other comprehensive loss, net of tax	-	-	-	(746)	-	(746)
Total comprehensive loss	-	-	-	(746)	(344)	(1,090)
Effect of share-based compensation expense	-	-	6,653	-	-	6,653
Share issuances - options exercised	27,875	259	(72)	-	-	187
Settlement of RSUs	-	971	(3,498)	-	-	(2,527)
Shares purchased and held in trust	-	(3,257)	-	-	-	(3,257)
Shares issued, net of issuance costs of $1,362, net of tax of $492	1,687,510	23,767	-	-	-	23,767
Balance at December 31, 2021	14,942,792	$70,991	$4,878	$(123)	$(16,794)	$58,952

Balance at December 31, 2019	13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net loss	-	-	-	-	(5,357)	(5,357)
Other comprehensive income, net of tax	-	-	-	439	-	439
Total comprehensive loss	-	-	-	439	(5,357)	(4,918)
Effect of share-based compensation expense	-	-	3,129	-	-	3,129
Share issuances - options exercised	53,374	483	(416)	-	-	67
Settlement of RSUs	-	3,207	(4,416)	-	-	(1,209)
Shares repurchased and cancelled	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity[4]	-	-	4,302	-	(4,302)	-
Balance at December 31, 2020	13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219

[4] The Corporation has a policy that when contributed surplus is in debit balance, an equivalent amount is reclassified from contributed surplus to accumulated deficit for financial statement presentation purposes.

Points.com Inc.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

For the year ended December 31

	2021	2020
Cash flows from operating activities
Net loss for the period	$(344)	$(5,357)
Adjustments for:
Depreciation and amortization	4,545	4,859
Unrealized foreign exchange (gain) loss	(781)	1,122
Share-based compensation expense	6,653	3,129
Finance costs	353	843
Deferred income tax recovery	(1,069)	(130)
Impairment charges	428	1,798
Derivative contracts designated as cash flow hedges	(990)	599
Changes in cash held in trust	(1,147)	2,254
Changes in non-cash balances related to operations	18,872	(13,331)
Interest paid	(391)	(812)
Net cash provided by (used in) operating activities	$26,129	$(5,026)

Cash flows from investing activities
Acquisition of property and equipment	(904)	(450)
Additions to intangible assets	(880)	(1,837)
Net cash used in investing activities	$(1,784)	$(2,287)

Cash flows from financing activities
Proceeds from issuance of share capital, net of issuance costs	23,275	-
Proceeds from long term debt	-	40,000
Repayment of long term debt	(15,000)	(25,000)
Payment of principal portion of lease liabilities	(1,231)	(1,293)
Proceeds from exercise of share options	187	67
Shares repurchased and cancelled	-	(1,042)
Purchase of shares held in trust	(3,257)	-
Taxes paid on net settlement of RSUs	(2,527)	(1,209)
Net cash provided by financing activities	$1,447	$11,523

Effect of exchange rate fluctuations on cash held	786	(1,105)

Net increase in cash and cash equivalents	$26,578	$3,105
Cash and cash equivalents at beginning of the period	$73,070	$69,965
Cash and cash equivalents at end of the period	$99,648	$73,070

Interest Received	$126	$365
Taxes Received	$1,768	$-
Taxes Paid	$(166)	$(1,852)

Amounts received for interest and taxes paid and received were reflected as operating cash flows in the consolidated statements of cash flows.